UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                                       Washington DC 20549
                                                       OMB Number: 3235-0161
                                                       Expires: October 31, 2003

                                  FORM U-3A-2

                                 File No. 20549
                                 --------------

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provision of the Public Utility Holding Company Act of 1935 To be filed annually prior to March 1

                            TATUM DEVELOPMENT CORP.
                            -----------------------

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale general (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                                  SEE ATTACHED

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                                  SEE ATTACHED

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural gas or manufactured gas distributed at retail,

3,953,440 MCF (All in Mississippi) totaling $20,091,790

b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                                      NONE

c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

b) Name each system company that holds an interest in such EWG or foreign utility company; and description of interest held.

                                      NONE

c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

e) Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this the 12th day of February, 2003.

TATUM DEVELOPMENT CORP.

ROBERT O. TATUM
---------------

By:

ROBERT O. TATUM, PRESIDENT

Attest:

ALLAN DAGLIO
------------

ALLAN DAGLIO, VICE-PRESIDENT, CFO

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Allan Daglio, Vice-President/CFO
Tatum Development Corp.
11 Parkway Blvd.
Hattiesburg MS  39401-8893
Phone:  (601) 544-6043

                                        TATUM DEVELOPMENT CORP
                                  CONSOLIDATING STATEMENT OF EARNINGS                               In $ 000's of dollars
                                 for 12 Months Ending:       September 30. 2002


                        TATUM      WILLMUT   INDUSTRIAL   MISSISSIPPI      THE       TIMBERTON     GOLF CLUB
                     DEVLOPMENT   GAS & OIL    WELDING     TANK & MFG   MERCHANTS      REALTY     DEVLOPMENT
                        CORP       COMPANY    SUPPLIES      COMPANY      COMPANY    CORPORATION      CORP       ELIMINATE
SALES                         0      20,092      30,719         8,558     135,043             0          910             0
Cost of Sales                 0      12,916      17,043         7,951     113,121             0          125             0

GROSS MARGIN                  0       7,176      13,676           607      21,922             0          785             0

OTHER OP REVENUE              0           0           0             0       1,663             0            0             0

Total Operating Exp       1,222       3,456      11,307         1,945      19,101            10          697             0

OTHER (INCOME) EXP       (1,799)        332        (146)          (47)       (848)            0        3,184             0

PROFIT BEFORE IDAT          577       3,388       2,515        (1,291)      5,332           (10)      (3,096)            0

  Interest                  832         243         341            50         596             6          235             0
  Depreciation               17         853       1,691           390       1,896             0           96             0
  Amortization                0           2         298             0           0             0            0             0

PROFIT BEFORE TAX          (272)      2,290         185        (1,731)      2,840           (16)      (3,427)            0

Income Taxes               (108)        867         130          (621)      1,057            (6)      (1,278)            0

PROFIT AFTER TAX           (164)      1,423          55        (1,110)      1,783           (10)      (2,149)            0


                         TATUM
                      DEVELOPMENT
                         CORP
                     CONSOLIDATED
SALES                     195,322
Cost of Sales             151,156

GROSS MARGIN               44,166

OTHER OP REVENUE            1,663

Total Operating Exp        37,738

OTHER (INCOME) EXP            676

PROFIT BEFORE IDAT          7,415

  Interest                  2,303
  Depreciation              4,943
  Amortization                300

PROFIT BEFORE TAX            (131)

Income Taxes                   41

PROFIT AFTER TAX             (172)

                                                       TATUM DEVELOPMENT CORP
                                                     CONSOLIDATING BALANCE SHEET                      In $ 000's of dollars
                                                 for Month Ending:       September 30, 2002

                                      TATUM      WILLMUT    INDUSTRIAL   MISSISSIPPI      THE       TIMBERTON     GOLF CLUB
                                   DEVLOPMENT   GAS & OIL     WELDING     TANK & MFG   MERCHANTS      REALTY     DEVLOPMENT
                                      CORP       COMPANY     SUPPLIES      COMPANY      COMPANY    CORPORATION      CORP
ASSETS
  Cash & Equivalent                       306         109          135             0         418             5           10
  Accts Receivable                          0       1,000        2,881         1,246      14,433             0            0
  Accts Rec - Other                       117          26            0             3          42           111            0
  Inventories                               0         330        2,524         3,435       8,775             0            0
  Deferred Taxes                           56         460           32             0         250             0            0
  Other                                 1,642         537          200            43         699             0            0
  Total Current Assets                  2,121       2,462        5,772         4,727      24,617           116           10

  Property,Plant,Equip                     29      13,702        7,019         1,233      13,601             0            0

  Non Comp/Goodwill                         0           0        1,164             0           0             0            0
  Investment in Subs                    7,275           0            0             0           0         3,028            0
  Notes Rec - Other                     2,675       4,100            0           400       5,738         2,568            0
  Other                                 1,715          13          256           124          15             0            0
  Total Other Assets                   11,665       4,113        1,420           524       5,753         5,596            0
  TOTAL ASSETS                         13,815      20,277       14,211         6,484      43,971         5,712           10

LIABILITIES
  Accts Payable                             5         937        1,175           514       6,584             0            5
  Accrued Expenses                         15          57          176           234       1,228             0            0
  Deposits                                  0         458           26         1,535           0             0            0
  Other                                    10       1,233            0             0          10             0            0
  Deferred Taxes                            0         150            0             0       1,628             0            0
  Tax Payble (non Income)                  11         362          162            60         168             0            0
  Accts Payable - Other                    71           0            0             0           0           117          111
  Income Tax payable                    2,666        (470)         (99)         (742)        (68)           (9)      (1,278)
  Notes Payable                         6,325         500        1,709         2,159       8,835             0            0
  Total Current Liabilities             9,103       3,227        3,149         3,760      18,385           108       (1,162)

  Other Liabilities                     1,818       1,447            0             0           0             0            7

  Notes Payable - Other                10,238           0            0             0           0         2,675        2,568
  Notes Payble Long Term                    0       5,300        2,882            29      14,246             0            0
  TOTAL LIABILITIES                    21,159       9,974        6,031         3,789      32,631         2,783        1,413

STOCKHOLDER'S EQUITY
  STOCK                                 1,950         412          (50)        1,001         475         3,305        3,028
  PAID IN CAPITAL                           0       1,688          501           500           5             0            0
  UNREALIZED GAIN  ON SECURITIES          824           0            0             0           0             0            0
  RETAINED EARNINGS                     9,831       6,780        7,674         2,304       9,077          (366)      (2,282)
  CURRENT YEAR EARNINGS                  (164)      1,423           55        (1,110)      1,783           (10)      (2,149)
  TREASURY STOCK                      (19,785)          0            0             0           0             0            0
  TOTAL STOCKHLDER EQUITY              (7,344)     10,303        8,180         2,695      11,340         2,929       (1,403)

  TOTAL LIAB & EQUITY                  13,815      20,277       14,211         6,484      43,971         5,712           10

                                                    TATUM
                                                  DEVELOPMENT
                                                     CORP
                                    ELIMINATE    CONSOLIDATED
ASSETS
  Cash & Equivalent                          0            983
  Accts Receivable                           0         19,560
  Accts Rec - Other                       (299)             0
  Inventories                                0         15,064
  Deferred Taxes                             0            798
  Other                                    (47)          3,074
  Total Current Assets                    (346)        39,479

  Property,Plant,Equip                    (419)        35,165

  Non Comp/Goodwill                          0          1,164
  Investment in Subs                   (10,303)             0
  Notes Rec - Other                    (15,481)             0
  Other                                      0          2,123
  Total Other Assets                   (25,784)         3,287
  TOTAL ASSETS                         (26,549)        77,931

LIABILITIES
  Accts Payable                              0          9,220
  Accrued Expenses                           0          1,710
  Deposits                                   0          2,019
  Other                                    (33)         1,220
  Deferred Taxes                             0          1,778
  Tax Payble (non Income)                    0            763
  Accts Payable - Other                   (299)             0
  Income Tax payable                         0              0
  Notes Payable                              0         19,528
  Total Current Liabilities               (332)        36,238

  Other Liabilities                          0          3,272

  Notes Payable - Other                (15,481)             0
  Notes Payble Long Term                     0         22,457
  TOTAL LIABILITIES                    (15,813)        61,967

STOCKHOLDER'S EQUITY
  STOCK                                 (8,171)         1,950
  PAID IN CAPITAL                        (2694)             0
  UNREALIZED GAIN  ON SECURITIES             0            824
  RETAINED EARNINGS                        129         33,147
  CURRENT YEAR EARNINGS                      0           (172)
  TREASURY STOCK                             0        (19,785)
  TOTAL STOCKHLDER EQUITY              (10,736)        15,964

  TOTAL LIAB & EQUITY                  (26,549)        77,931